

January 2, 2024

Gregory Monahan
Chief Executive Officer
Legato Merger Corp. III
777 Third Ave., 37th Floor
New York, NY 10017

  Re: Legato Merger Corp. III
  Registration Statement on Form S-1
  Filed December 7, 2023
  File No. 333-275930

Dear Gregory Monahan:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed December 7, 2023

General

1.   Please clearly disclose the identity of your sponsor. We note references to Eric Rosenfeld as an officer of the Sponsor in your financial statements, but are unable to find the specific entity disclosed. In addition, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination.

Summary
Effecting a Business Combination, page 4

2.   Please revise your disclosure to state how you will advise shareholders of a potential business combination whether or not you seek shareholder approval of your initial business combination.

Risk Factors
Our initial shareholders will control a substantial interest in us..., page 21

3.   We note that in connection with any vote for a proposed business combination, your initial shareholders, as well as all of your officers and directors, have agreed to vote the ordinary shares owned by them immediately before this offering as well as "any ordinary shares acquired in this offering or in the aftermarket in favor of such proposed business combination." Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

We may issue our shares to investors..., page 35

4.   We note your disclosure that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and public shareholders, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional initial public offering.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Jeffrey M. Gallant, Esq.